

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 21, 2007

John G. Fraser
President and Chief Executive Officer
Manaris Corporation
400 Montpellier Blvd.
Montreal, Quebec
Canada H4N 2G7

> **Re: Manaris Corporation**
> **Amendment No. 2 to Form SB-2**
> **Filed December 11, 2007**
> **File No. 333-146841**

Dear Mr. Fraser:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We have considered your response to prior comment number one and are unable to concur with your conclusion. In this regard, we note that:

    - Based on your response, the company is registering nearly 85% of the shares held by non-affiliates; and

- Imperium Master Fund Ltd., the selling shareholder registering the majority of these shares (approximately 80% of the offered shares), has held these shares for less than four months;

As a result, the offering does not appear to be a valid secondary offering meeting the requirements under Rule 415(a)(1)(i). Instead, it appears this is a primary offering to be conducted on a delayed basis, which the company is not permitted to do under Rule 415. Accordingly, please revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering, and name the selling shareholders as underwriters. In the alternative, significantly reduce the number of the shares being offered. If you possess a more recent calculation of your public float, please advise us. If, based upon your calculation, the number of shares registered for resale has decreased significantly, to less than 85% of your public float, please revise your registration statement to reflect the following disclosures in your next amendment.

Imperium Master Fund Profit, page 53

2. We note your response to prior comment number seven. References to our comments in your disclosure will be confusing to investors. Please remove such references. In addition, you should remove the last entry to the table because the conversion/exercise prices were set above the market price at the time of issuance.

3. Your reference "Footnote to Comment 7" will be unclear to investors. Furthermore, the purpose of your alternative table is unclear. The purpose of our prior comment seven was to show, expressed as a percentage, the cost of capital for the company in the Imperium convertible note and warrant transaction. Your alternative tabular presentation does not appear to do so because it only includes fees paid by the company and not the interest payments. Please revise or advise.

Financial Condition, Liquidity and Capital Resources, page 31

4. We note your response to prior comment number 14. Please revise your disclosure to include a statement indicating whether management believes the company will have sufficient cash and other financial resources to fund operations and meet obligations for the next twelve months and beyond.

*   *   *   *

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility

  for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me at (202) 551-3815 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Darrin Ocasio, Esq. (*via facsimile*)
         (212) 930-9725